
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 26, 2009

VIA U.S. MAIL

Mr. Israel Fisher
Chief Financial Officer
Cell Kinetics Ltd.
2 Yodfat Street
Lod, Israel 71291

> **Re:** **Cell Kinetics Ltd.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 333-144993**

Dear Mr. Fisher:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief